CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

August 28, 2014

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Darden Restaurants, Inc.
Soliciting Materials on Schedule 14A
Filed August 4, 2014

Dear Ms. Duru:

Darden Restaurants, Inc. (the “Company”) is responding to the comment letter dated August 20, 2014 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s presentation and open letter to its shareholders (the “Presentation”) filed on August 4, 2014 as soliciting materials under cover of Form 8-K. For ease of reference, the Staff’s comments appear in italics immediately preceding the Company’s responses.

1.	We refer to the article available at http://www.cnbc.com/id/101928352, which alleges that material information regarding the Red Lobster business that the company has provided publicly differs from non-public information that Red Lobster executives provided in connection with certain debt financing arrangements involving Golden Gate Capital. Please advise and reconcile information previously provided to shareholders in soliciting materials filed through August 4, 2014, which contain statements regarding the rationale for selling Red Lobster and the financial prospects associated with the Red Lobster business, with information regarding Red Lobster’s financial prospects that was provided in connection with the debt financing. As may be appropriate, please provide shareholders with such reconciled and/or corrected materials as soon as possible. We may have further comment.

Contrary to the story by John Jannarone that was initially posted on CNBC Digital (the “Jannarone story”), we respectfully submit that the information that the Company has provided publicly is consistent in all material respects with the information that Golden Gate Capital (“Golden Gate”) and its advisors provided confidentially to prospective sources of bank debt financing (the “Bank Debt”). Golden Gate and its advisors — not the Company — confidentially prepared and used a certain Confidential Information Memorandum dated June 2014 (the “Golden Gate CIM”) in connection with arranging the Bank Debt to finance Golden Gate’s acquisition of the Red Lobster business (“Red Lobster”).

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

In the response below, we (i) describe the background of the Company’s sale of Red Lobster, (ii) correct and rebut the misguided and incorrect assertions in the Jannarone story and (iii) reconcile all statements in the Company’s soliciting materials regarding the rationale for selling Red Lobster with the pertinent information in the Golden Gate CIM.

I.	EXECUTIVE SUMMARY

•	All of the non-GAAP financial measures contained in both the Golden Gate CIM and in the Company’s public disclosures are based on the Company’s publicly reported historical EBITDA.

•	The Company presents unadjusted EBITDA in its public disclosures whereas, in contrast, the Golden Gate CIM presents adjusted EBITDA figures and pro forma adjusted EBITDA figures intended to reflect the normalized cash flow of Red Lobster and the retroactive net effect of future cost savings and expenses that Golden Gate hopes Red Lobster can realize as a standalone company.

•	All of the adjustments to historical EBITDA in the Golden Gate CIM were made to Red Lobster’s historical EBITDA that the Company has previously disclosed. The adjustments reflect Golden Gate’s specific view of how Red Lobster’s historical financial results would have differed based upon Golden Gate’s — not the Company’s — assumptions and projected future cost savings.

•	The Company did not prepare the Golden Gate CIM. Instead, Golden Gate and its advisors prepared and used the Golden Gate CIM in arranging the Bank Debt for the acquisition.

•	The Company has consistently taken the position in its public filings and soliciting materials since it announced its intended separation from Red Lobster that the Red Lobster business faces significant challenges and is an underperformer relative to the rest of the Company’s portfolio of brands, and that Red Lobster will be better positioned for success as a standalone entity.

•	The statements in the Golden Gate CIM with respect to Red Lobster’s future prospects as a standalone business are consistent in all material respects with the Company’s public disclosure and solicitation materials.

II.	BACKGROUND OF THE TRANSACTION

The transaction with Golden Gate was the result of a long and deliberative process by the Company’s Board of Directors that began in early calendar 2013, and the Company engaged Goldman, Sachs & Co. (“Goldman”) in September 2013 as its financial advisor to evaluate various strategic alternatives, including the sale or tax-free spin-off of Red Lobster. The Board of Directors’ determination to separate Red Lobster from the Company’s other business units was publicly announced on December 19, 2013, at which time the Company commenced a dual-track process in which the Company both (i) prepared and filed a registration statement on Form 10 and took other actions in furtherance of a tax-free spin-off to Darden’s shareholders and (ii) through Goldman, conducted a broad sale process to explore a potential sale transaction.

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

As part of this process, Goldman contacted approximately 70 potential buyers for the Red Lobster business, including both strategic buyers and financial sponsors, of which 31 executed confidentiality agreements and were given access to non-public information in respect of a possible acquisition of Red Lobster. Following the receipt of preliminary indications of interest from 12 bidders, in which the potential purchasers were asked to provide their view of the value for the Red Lobster business, the Company selected 8 bidders to conduct comprehensive due diligence, after which two bidders submitted offers prior to the Company’s final bid deadline of April 29, 2014. A duly authorized committee of the Company’s Board of Directors received a report on the material terms of the two offers, determined that the bid submitted by Golden Gate was the superior proposal and authorized the Company to pursue negotiations of definitive documentation with the Buyer.

On May 14, 2014, the Company’s Board of Directors concluded that the best interests of the Company and its shareholders would be served by selling Red Lobster on the terms that the Company had negotiated with Golden Gate and authorized the Company to enter into a definitive purchase agreement (the “Purchase Agreement”). The Purchase Agreement was executed and delivered by each of the parties, the Company publicly announced the transaction on May 16, 2014 and timely filed on May 21, 2014 a current report on Form 8-K disclosing the Company’s entry into the Purchase Agreement with Golden Gate.

As is customary in leveraged buy-out transactions of the type completed between the Company and Golden Gate, at the time of the execution of the Purchase Agreement, the Buyer arranged for fully-committed financing sufficient to pay the purchase price contemplated by the Purchase Agreement and related fees and expenses of Buyer. Such financing consisted of $425 million of Bank Debt arranged by certain financial institutions (the “Arrangers”). The Buyer entered into a customary debt commitment letter with the Arrangers contemporaneously with its execution of the Purchase Agreement pursuant to which the Arrangers agreed to provide the agreed financing if they were unable to syndicate the loans prior to the closing of the acquisition. The Purchase Agreement obligated the Buyer to consummate the acquisition without any contractual contingency for the Buyer’s consummation of the Bank Debt and other financing transactions.

During the nearly three-month period between signing and closing, the Purchase Agreement required the Company and Buyer to cooperate to obtain certain governmental approvals, including antitrust clearance and consent to transfer more than 700 liquor licenses from state and local authorities. Additionally, as contemplated by contractual arrangements with respect to the Bank Debt, the Buyer and the Arrangers engaged in a process to syndicate the Bank Debt.

The Golden Gate CIM referenced in the Jannarone story was prepared by Golden Gate — not the Company — as part of the process of syndicating the Bank Debt. The Purchase Agreement contained a customary cooperation covenant (Section 5.22) requiring the Company to (i) furnish to the Buyer and the Buyer’s financing sources certain historical financial statements, pro forma financial information and other customary information “in connection with Buyer’s

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

preparation of a customary bank book” as required by the Arrangers in syndicating the bank loans and (ii) make available the senior management team of the Red Lobster business for “assisting in preparation of a customary bank book” by Buyer. Thus, although certain employees of the Company who were expected to transfer with Red Lobster were involved in the preparation of the Golden Gate CIM, Golden Gate was solely responsible for the content of the Golden Gate CIM and for Golden Gate’s retrospective presentation of proposed adjustments to the Company’s historic EBITDA and discussion of future opportunities that Golden Gate saw to increase the profitability of the business. These decisions were made by Golden Gate, not by the Company’s senior management team.

Concurrent with the sale process, two activist shareholders including Starboard Value Fund L.P. (“Starboard”) engaged in a public campaign to discourage the Board of Directors of the Company from pursuing the Red Lobster transaction first by proposing an alternative transaction involving a spin-off of the Company’s real estate portfolio and then by seeking a special meeting of the shareholders of the Company for the purpose of considering a non-binding resolution urging the Company’s Board of Directors not to approve any agreement or proposed transaction prior to the Company’s 2014 annual meeting unless such agreement or transaction would require shareholder approval. Following announcement of the Red Lobster sale in May, the activists also initiated a proxy contest by nominating a full slate of directors for election to the Darden Board of Directors.

Throughout this period, in both press statements and filings with the Commission, the Company believes that Starboard materially misstated aspects of the sale process, the value realized from the Red Lobster sale transaction and the costs that would be incurred in implementing Starboard’s proposed real estate transaction. To provide correct information to shareholders, the Company made a series of public statements that the Company filed with the Commission, including the Presentation and the related letter to the Company’s shareholders.

III.	ALLEGATIONS IN THE JANNARONE STORY

The core of the allegations in the Jannarone story is that the Company provided its shareholders with one story about the projected performance of Red Lobster and that prospective sources of the Bank Debt received another. This is demonstrably incorrect.

Putting aside the fact that the Golden Gate CIM was actually prepared by the Buyer and the Arrangers, who were solely responsible for its content, a closer look at the financial information in each document reveals that they each report identical financial results for fiscal year 2014 but, in the case of the Golden Gate CIM, are then subject to multiple non-GAAP financial measures involving complex assumptions by Golden Gate. These non-GAAP financial measures were based upon judgments that Golden Gate, not the Company, made about assumptions and sensitivities relating to Golden Gate’s view of future events such as commodity prices and other operational matters. In any case, the information that Golden Gate provided in the Golden Gate CIM to prospective sources of the Bank Debt began with the same financial information that the Company historically reported to its shareholders.

The Jannarone story also contains a number of other incorrect statements which are detailed in the attached Exhibit A to this letter that sets forth selected statements from the Jannarone story, in each case annotated with the Company’s response to the incorrect assertions that the Jannarone story contains.

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

A.	Key metrics for understanding the Golden Gate CIM that the Jannarone story either does not understand or willfully ignores

Five metrics are critically important to understanding the multiple errors contained in the Jannarone story:

•	$227.9 million is Red Lobster’s fiscal 2014 historical EBITDA, as publicly reported by the Company.

•	$100 million is the estimate of Red Lobster’s fiscal year 2014 EBITDA after taking into account estimated annual rent expense. This amount is calculated by subtracting estimated rent expense to be paid in connection with the financing of the sale ($126.2 million) from Red Lobster’s historical fiscal year 2014 EBITDA ($227.9 million).[1]

•	$125 million is the estimate of fiscal year 2014 EBITDA in the Golden Gate CIM, which begins with the same historical EBITDA of $227.9, subtracts the same estimated rent expense that the Company subtracts (resulting in $100 million) but then adds back additional amounts based on Golden Gate’s assumptions and estimates about the future, reflecting Golden Gate’s hopes for Red Lobster as a standalone business if the future bears out in the way that Golden Gate expects.

•	$150 million starts with the $125 million (above) and adds back and cost savings that Golden Gate believes will be realized by Red Lobster in future years, based on Golden Gate’s estimate of future shrimp costs net of offsetting future expenses that Golden Gate expects to incur.

•	$200 million is Golden Gate’s aspirational EBITDA target that Golden Gate identified with the hope of achieving the target at some unspecified future point that the Golden Gate CIM does not identify. The Company understands that Golden Gate prepared projections indicating that Red Lobster may achieve this target five years in the future.

The discussion below further explains each of these metrics and provides additional context regarding the incorrect statements made in the Jannarone story.

[1]	The Presentation specifically stated that rent expense was being deducted to calculate the $100 million EBITDA number. See Presentation at Slide 9.

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

B.	The Jannarone story misrepresents the use of EBITDA in the Presentation and the Golden Gate CIM

The Jannarone story glibly conflates and takes out of context two distinguishable uses of the non-GAAP metric EBITDA in the Company’s public filings and in the Golden Gate CIM prepared by the Arrangers in connection with the Bank Debt.

The Jannarone story states that the Golden Gate CIM “estimates the company’s earnings before interest, taxes, depreciation, and amortization (ebitda) can be $150 million after it addresses some low hanging fruit. That compares with an ‘unadjusted’ ebitda level of $125 million for fiscal 2014, which ended in May.” The Jannarone story continues: “Darden shareholders, meanwhile, were told that Red Lobster’s profit was in decline with no signs of improvement. In Darden’s Aug. 4 presentation, it said Red Lobster ‘was expected to have less than $100 million of ebitda as of the transaction close.’”

These assertions are flatly incorrect because they fail to highlight that they are actually comparing two different adjusted EBITDA metrics. In particular, the Jannarone story (i) fails to explain that the Golden Gate CIM and the Presentation begin with the same historical EBITDA figures; (ii) neglects to clarify that the EBITDA figure from the Golden Gate CIM cited in the Jannarone story includes multiple adjustments based on Golden Gate’s specific assumptions about future events; and (iii) incorrectly compares the differently adjusted EBITDA figures as if they were the same metric.

1.	The Golden Gate CIM and the Presentation begin with the same historical EBITDA figures

The Jannarone story fails to point out that both the Golden Gate CIM and the Presentation begin with the same historical EBITDA figure for fiscal year 2014: $227.9 million.2 As illustrated below in the excerpts from the Golden Gate CIM and the Presentation, Red Lobster management and the Company’s management set forth identical historical EBITDA figures showing identical Red Lobster EBITDA for fiscal year 2013 and fiscal year 2014 (in millions):

Red Lobster EBITDA from the Company’s Disclosure

	Twelve Months Ended
	Q4 2013	Q4 2014
EBITDA	$306.9	$227.9

[2]	Compare Golden Gate CIM at 72 (showing Red Lobster EBITDA of $306.9 million for fiscal year 2013 and $227.9 million for fiscal year 2014) with Presentation at slide 17 (same).

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

EBITDA Reconciliation from the Golden Gate CIM

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR § 200.83)]

2.	The “EBITDA” figure from the Golden Gate CIM cited in the Jannarone story includes multiple adjustments based on Golden Gate’s specific assumptions about future events

The EBITDA calculations in the Golden Gate CIM include a number of adjustments (both positive and negative), including $126.2 million of pro forma incremental rent from the sale-leaseback transaction completed by Golden Gate in connection with its acquisition of Red Lobster, to arrive at an adjusted EBITDA calculation for fiscal year 2014 of $125 million, which reflects the cash flow as represented by EBITDA of Red Lobster to provide a cash-based metric to potential sources of Bank Debt, in light of the fact that these institutional lenders were the intended audience for the Golden Gate CIM.

First, the Golden Gate CIM adjusts for net income from franchising activities and the sale of consumer packaged goods (CPG), sales components that are separate from restaurant operations, resulting in an adjusted EBITDA of $234.9 million for fiscal year 2014:

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR § 200.83)]

Next, the Golden Gate CIM further adjusts EBITDA to subtract incremental rent from the sales-leaseback arrangement and add back a number of non-cash and normalizing adjustments in order to represent more closely the type of cash-based EBITDA amount most relevant to a prospective source of Bank Debt. These adjustments have a net effect of reducing the fiscal year 2014 EBITDA of $227.9 million (publicly disclosed by the Company on page 13 of the Presentation) by approximately $109 million, resulting in a further adjusted EBITDA of $125.1 million for fiscal year 2014 that Golden Gate wished to highlight to prospective sources of Bank Debt.

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR § 200.83)]

Finally, the Golden Gate CIM further adjusts already-adjusted EBITDA to reflect the retroactive effect, in 2013 and 2014, of lower shrimp costs (based on Golden Gate’s assumption regarding future shrimp prices) and lower meal costs (based on Golden Gate’s assumption regarding fewer complimentary meals and meals returned to the kitchen by restaurant patrons) offset by incremental expenses. In each case, these amounts are shown as changes to historical financial information already publicly reported by the Company:

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR § 200.83)]

As illustrated in the table above, the net effect of the pro forma adjustments is an additional $24.9 million, bringing Red Lobster’s adjusted EBITDA up to $150.0 million. As is obvious from the discussion above, the $150.0 million adjusted EBITDA figure used in the Golden Gate CIM is not a historical EBITDA figure – it starts with historical EBITDA but increases that amount by “adjustments” that reflect pro forma, going forward adjustments that represent aspirational improvements.

3.	The Jannarone story incorrectly compares the differently adjusted EBITDA figures as if they were the same metric

To summarize, the EBITDA and adjusted EBITDA figures disclosed in the Golden Gate CIM reflect a number of adjustments intended to provide lenders with an understanding of Red Lobster’s cash flow as represented by EBITDA and to reflect on a pro forma basis the net effect of efficiencies and costs that Golden Gate hopes to recognize in the future.

As discussed above, the Jannarone story stated that the Golden Gate CIM “estimates the company’s earnings before interest, taxes, depreciation, and amortization (ebitda) can be $150 million after it addresses some low hanging fruit. That compares with an ‘unadjusted’ ebitda level of $125 million for fiscal 2014, which ended in May.” The Jannarone story continues: “Darden shareholders, meanwhile, were told that Red Lobster’s profit was in decline with no signs of improvement. In Darden’s Aug. 4 presentation, it said Red Lobster ‘was expected to have less than $100 million of ebitda as of the transaction close.’”

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

When revisited with the relevant context surrounding the adjusted EBITDA figures in the Golden Gate CIM, which was notably absent in the Jannarone story, the accusations are obviously flawed for several reasons. First, the $125 million EBITDA figure reported as the ‘unadjusted’ ebitda level by Jannarone is plainly not “unadjusted” but is rather EBITDA adjusted as a result of the addition of $7.0 million of non-segment franchise and CPG income and $16.5 million of additional non-cash charges and normalization adjustments, thereby reconciling with the $100 million EBITDA figure reported in the presentation when historical EBITDA is adjusted only for the pro forma rent expense which will be incurred as a result of the sale-leaseback transaction by Golden Gate.

Second, the Jannarone story inaccurately suggests that the $150 million “EBITDA” discussed in the Golden Gate CIM is a historical number. The charts above and the reconciliation on page 72 of the Golden Gate CIM make clear that $150 million represents $125 million Adjusted EBITDA adjusted further to retrospectively apply certain “go-forward adjustments” (expected efficiencies, net of certain other anticipated future costs). The purpose of the adjustments shown in the Golden Gate CIM is to illustrate to potential lenders to the Red Lobster business how the cash position of Red Lobster would have appeared if certain changes in the Company’s cost structure sought to be achieved in the future had instead been recognized in fiscal year 2014, essentially representing Golden Gate’s customized pro forma presentation. The Golden Gate CIM, however, makes very clear that these efficiencies were not actually recognized in fiscal year 2014. The Jannarone story’s intimation that the Company somehow deprived its shareholders of “rosier” historical figures (non-GAAP or otherwise) is irresponsible and misleading.

Third, the Jannarone story’s labeling of the additional go-forward adjustments as “low-hanging fruit” is incorrect. The detailed reconciliation in the Golden Gate CIM clearly demonstrates that the vast majority of these go-forward adjustments are attributable to anticipated shrimp cost normalization. While the Company expects that shrimp costs may normalize at some point in the future, the cost of shrimp is entirely outside the Company’s control and is clearly not a historical adjustment. Importantly, the factual basis for this adjustment was also disclosed by the Company to investors, including on the March 21, 2014 earnings call.3

[3]	See, e.g., Transcript of Q3 2014 Earnings Call, March 21, 2014, available at: http://www.morningstar.com/earnings/64416900-darden-restaurants-inc-q3-2014.aspx. (CFO Brad Richmond: “Shrimp inflation is expected to stay at this level in the fourth quarter [of fiscal year 2014] because of production issues in Asia. We see signs of progress emerging, but we don’t anticipate relief on shrimp prices until early fiscal 2015.” CEO Clarence Otis: “As we look today, we recognize that this year from a cash flow perspective, Red Lobster’s results have been depressed by this fairly significant spike in shrimp cost as a result of some of the issues, the production issues in Asia. [CFO] Brad [Richmond] talked about it, 35% inflation in the third quarter, so we do see that coming back the other way eventually and we’ve accounted for it coming back the other way as Brad said, sort of not in this quarter and, there may still be some pressure in the first quarter of ‘15, but following that.” CFO Brad Richmond: “[O]n shrimp cost in particular … [i]t’s approaching $30 million on a year-over-year increase and as Clarence [Otis] said, it’s going to be elevated for the rest of this fiscal year, although we’ve seen the early indicators that we were looking for that the situation is improving, but we probably won’t see cost relief on that until early in our new fiscal year, fiscal ‘15.” (emphasis added))

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CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

In contrast, the statement in the Presentation with respect to expected Red Lobster EBITDA as of the close of the transaction took into account only the pro forma sale-leaseback incremental rent: “Combined with Starboard’s latest estimates for rent expense, Red Lobster’s OpCo was expected to have less than $100 million of EBITDA as of transaction close.”4 This was appropriate because the incremental sale-leaseback rent was an integral part of the transaction. There were no improvements or changes to the business required for this adjustment to become a reality. Other than the adjustment for pro forma rent expense, this is the same manner in which EBITDA was historically reported by the Company in its quarterly non-GAAP reconciliation and therefore presents the most useful financial metric in comparing the earnings of the business for the current period to historic performance. Despite the obviously different calculations and assumptions that result in the metrics presented in the Golden Gate CIM and in the Presentation, the Jannarone story suggests that the metrics are identical and alleges that the Company has provided different EBITDA estimates to different investors. As illustrated above, this is simply incorrect. A simple review of the two documents reveals that the Company’s historical fiscal year 2014 EBITDA figures are identical and all adjustments made to EBITDA in each document are plainly evident and reconciled to reported fiscal year 2014 EBITDA.

C.	The Company has consistently disclosed its view that (1) the Red Lobster business had challenges, (2) there was potential for improvement of Red Lobster’s operating results, including as a standalone company, over the long term under certain conditions and (3) separating Red Lobster from the Company would benefit Red Lobster and the Company because Red Lobster was no longer a good fit with the Company’s portfolio of comparatively higher-performing brands.

The Jannarone story also incorrectly states that the Company publicly portrayed a bleak future for Red Lobster’s prospects while Red Lobster’s management had only weeks earlier portrayed to bank lenders a materially better future for Red Lobster. This portrayal ignores the Company’s repeated disclosures about Red Lobster and reveals a fundamental failure to understand the sale process. In fact, the Company had determined that the profile of Red Lobster was not as strong as the Company’s other brands and that the Company’s shareholders would be better served if the Company separated from Red Lobster and focused on the better performing brands in its portfolio. In particular, the Company had determined that, unlike other of the Company’s brands, Red Lobster had not been able to successfully expand its guest base across household income stratifications, generations and other segmentations.5

These points also were specifically known to investors, including Starboard. See, e.g., Proxy Statement on Form PREC14A, filed by Starboard Value LP on July 29, 2014, at 13 (referring to “a temporary trough [including in relation EBITDA and sales at Red Lobster] due largely to substantial one-time costs, including inflated shrimp prices”) (emphasis added); Investor Presentation on Form DFAN14A, filed by Starboard Value LP on April 1, 2014, at Slide 36 (“A temporary shrimp price increase has further impacted margins, but will moderate by next year”) (emphasis added).

[4]	As of the twelve months ended July 28, 2014 (date of closing of the Red Lobster sale), Red Lobster’s unadjusted EBITDA of $215.7 million less $119 million of rent expense (as estimated by Starboard and implicitly disclosed publicly by ARCP) results in $96.7 million of adjusted EBITDA. Subtracting the $126.2 million of rent disclosed in the non-public Golden Gate CIM results in $89.5 million of adjusted EBITDA.

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

In December 2013, the Company decided to separate Red Lobster as part of a larger strategic initiative. As disclosed at the time, the Company described its intention to separate Red Lobster from the Company as part of a plan that envisioned successful outcomes for both the Company and the standalone Red Lobster business. In connection with its announcement of the new strategic plan, the Company explained that Red Lobster, unlike Olive Garden, was having difficulty increasing its appeal outside its core guest profile: “As consumer demand dynamics have changed, Red Lobster’s priorities and operating support requirements have come to differ meaningfully from those of Darden’s other brands, which are having greater success increasing appeal among consumers outside their core guest profiles.”6

In this same announcement, the Company explained that Red Lobster, as a standalone entity, would be better situated to confront the challenges facing the business. The plan to separate Red Lobster from the Company was intended to allow Red Lobster, on a standalone basis, to focus on its core guests and reap the benefits of a “[m]ore singularly focused executive management team with incentive plans exclusively tied to [the Red Lobster] brand’s performance.”7 The Company disclosed further that Red Lobster, on a standalone basis, had the potential over time to have potentially positive financial characteristics:

•	“Positioned for business transformation to drive more stable same-restaurant sales results”;

•	“Strong and consistent annual free cash flow generation”;

•	“Significant margin improvement opportunity and better unit productivity”; and

•	“Expect mid-to-high single digit operating income growth.”[8]

[5]	See Transcript of investor call, filed under cover of Form 8-K on March 3, 2014 (“[W]hen we look at household income as an example, Olive Garden and LongHorn have been able to successfully expand their guest base across the spectrum, with especially good progress among consumers in the middle and top thirds. Conversely, Red Lobster has not and we believe Red Lobster will benefit from a much sharper focus on the middle and lower thirds where it has traditionally enjoyed success. This same dynamic is at work to various degrees when we look at generational and other segmentations. We strongly believe that separation will enable Red Lobster to focus in a more singular and successful way on remaining relevant to its core, while the rest of our brands and the integrated operating support platform that supports them continue to work to both retain and broaden beyond their core.” (emphasis added))
[6]	See Current Report on Form 8-K, filed on December 19, 2013.
[7]	Id. at slide 16.
[8]	Id. at slide 13.

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The Company’s Chairman and CEO at the time explained the strategic divergence which the Company believed necessitated the separation while describing a potentially bright future for both the standalone Red Lobster business and the Company:

“While we are highly confident the future is bright for both Red Lobster and Darden excluding Red Lobster, we also recognize that the operating priorities, capital requirements, sales and earnings growth prospects, and volatility profiles of the two parts of the business are increasingly divergent. By establishing two independent companies, a separation will better enable the management teams of each company to focus their exclusive attention on their distinct value creation opportunities.”9

As discussed above, during the following months, a contentious proxy fight ensued, during which activist investors argued that the Company should have waited to sell Red Lobster. The Company’s view, however, was that actual operating results had continued to decline, that it would likely take several years to implement the proposed turn-around plan and that industry demographics were not favorable. In light of the fact that the Company had run a very robust process and had received a favorable offer there was substantial risk that delay would likely result in a lower purchase price over the near to moderate term. As the Presentation makes clear, Red Lobster’s recent sales erosion made it imperative for the Company to sell Red Lobster at that time. If another quarter passed with decreasing sales, Red Lobster’s trailing twelve months sales would have decreased, which would have made it harder for a prospective buyer to finance the acquisition and which would have decreased a prospective buyer’s offering price. The Company’s priority was focusing management’s energy on the high performing brands in its portfolio, rather than the underperforming Red Lobster with resultant erosion in the rest of the portfolio.

As shown in both the Golden Gate CIM and the Presentation, actual operating results supported this conclusion. Net Sales were down year over year in seven of the eight quarters in fiscal year 2013 and 2014, and each time the estimated results of operations for Red Lobster for 2014 were updated to reflect additional actual results, the business missed the revised annual revenue target. Furthermore, the Company understood that Golden Gate had projected that EBITDA would remain flat for each of the five years through 2019 and that Golden Gate targeted improvement to $200 million of EBITDA in 2019 — five years in the future — but Golden Gate had not provided any detail as to the assumptions used to achieve this result. In addition, although the Golden Gate CIM shows (on page 54) $200 million in “target EBITDA,” the Golden Gate CIM provides no specific time frame in which that result may be obtained.

In response to these allegations, the Company made the Presentation to explain to shareholders why retaining Red Lobster as a comparatively underperforming component of the Company’s business relative to other aspects of the Company’s business was not advantageous to the Company’s shareholders. The Presentation was not intended, and did not purport, to advocate for or against the future potential inherent in Red Lobster as a standalone business. The Jannarone story falsely suggests otherwise by having ignored all of the Company’s prior disclosures regarding the standalone Red Lobster business.

[9]	See Press Release filed with Current Report on Form 8-K, filed on December 19, 2013.

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D.	Statements made in the Golden Gate CIM about Red Lobster’s future prospects are consistent in all material respects with statements made by the Company in its public filings

The qualitative statements about Red Lobster’s future prospects in the Golden Gate CIM are consistent with the Company’s historical statements. The Company has repeatedly expressed its belief in Red Lobster’s potential for future improvement over time and its prospects as a standalone business. For example, prior to the sales erosion identified in the Presentation on August 4, 2014, the Company’s CEO stated in an investor call on March 3, 2014:

And under Kim’s leadership, the Red Lobster team has started implementing a business transformation plan that will help improve results for the balance of the year and that will also support Red Lobster’s success as a standalone company.

…[W]hen we look at household income as an example, Olive Garden and LongHorn have been able to successfully expand their guest base across the spectrum, with especially good progress among consumers in the middle and top thirds. Conversely, Red Lobster has not and we believe Red Lobster will benefit from a much sharper focus on the middle and lower thirds where it has traditionally enjoyed success.

This same dynamic is at work to various degrees when we look at generational and other segmentations. We strongly believe that separation will enable Red Lobster to focus in a more singular and successful way on remaining relevant to its core, while the rest of our brands and the integrated operating support platform that supports them continue to work to both retain and broaden beyond their core.

That said, Red Lobster does generate significant and relatively consistent operating cash from year-to-year, and Kim and the team have a clearly-defined vision and plan for the brand that will sustain the cash generation by driving sales and profitability. That plan is summarized briefly on slide 40. It involves focusing on the seafood quality, craveability, and variety that Red Lobster’s core guests look to it for, streamlining restaurant operations, so Red Lobster can afford the affordability that Red Lobster’s core guests need and want, tailoring Red Lobster’s marketing and promotional strategy to leverage its unique brand equity with its core guests.10

[10]	See Form 8-K filed on March 3, 2014 (emphasis added).

August 28, 2014

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The statements in the Golden Gate CIM addressing Red Lobster management’s expectation that Red Lobster’s setbacks may be remedied in the future are also entirely consistent with statements made in the Company’s public filings.

•	“Recent declines in EBITDA and free cash flow were primarily driven by a combination of increased deep discounting which began in FY12, menu and operational changes in FY13, as well as a severe spike in shrimp costs in FY14. The management team believes that each of these issues are temporary in nature, correctable, and that they have plans in place to return the business to historic levels of profitability.”)[11]

•	“While Red Lobster is in the middle of the pack for sales per square foot compared to its casual dining peers, management is confident performance will improve markedly over the next several years.”)[12]

IV.	NO PROVISION OF CORRECTED OR RECONCILED INFORMATION TO SHAREHOLDERS IS REQUIRED

Based on the explanations set forth above, we respectfully submit that the Company’s shareholders have already been provided with all material information set forth in the Golden Gate CIM and, as such, no correction or reconciliation is required.

Although the Golden Gate Golden Gate CIM included internal goals and presented Golden Gate’s view of how Red Lobster’s historical financial results would have differed based upon Golden Gate’s assumptions and projected future cost savings, the Golden Gate Golden Gate CIM contained no additional information about Red Lobster that is or would have been material to the Company’s shareholders beyond the voluminous and exhaustive information that the Company has previously provided in its public disclosures. Moreover, Golden Gate’s assumptions and projected cost savings are inherently speculative and, under the federal securities laws, the nondisclosure of internal goals or projections ordinarily is not considered material due to the inherently speculative nature of such financial projections and other forward-looking information.13

As a result, the Company respectfully submits that no reconciled and/or corrected information is required.

[11]	Golden Gate CIM at 30 (emphasis added).
[12]	CIM at 33 (emphasis added).
[13]	See, e.g., Starkman v. Marathon Oil Co., 772 F.2d 231, 241 (6th Cir. 1985), cert. denied, 475 U.S. 1015 (1986) (finding no need to disclose soft information unless it is “substantially certain”); SEC v. Fox, 855 F.2d 247, 253 (5th Cir. 1998) (noting that sales projections are material only “when they can be calculated with substantial certainty”); In Re Craftmatic Sec. Litig., 890 F.2d 628 (3d Cir. 1989) (requiring projections to be reliable before requiring disclosure); In Re Lyondell Petrochemical Co. Sec. Litig., 984 F.2d 1050 (9th Cir. 1993) (determining that disclosure of financial projections to a lender did not require public disclosure of the projections at the time of the offering). As a result, the Commission previously has recognized that mandatory disclosure of internal projections can be too speculative for broad disclosure to retail investors. See, e.g., Release No. 33-8591 (Dec. 1, 2005) at 71 (determining not to require public disclosure of internal projections because of the “limited basis to assess the reasonableness of assumptions underlying the projections”).

August 28, 2014

CONFIDENTIAL TREATMENT REQUESTED BY DARDEN RESTAURANTS, INC. PURSUANT TO RULE 83

2.	Please supplementally provide us with a copy of the offering memorandum referenced. We may have further comment.

Pursuant to Rule 12b-4 under the Exchange Act, the Company (i) is supplementally and confidentially providing to the Staff a copy of what we believe based on consultation with counsel for Golden Gate is the final version of the Golden Gate CIM prepared by and on behalf of Golden Gate and each of the Arrangers (listed on pp. 3-10 of the Golden Gate CIM) of the Bank Debt to be issued to Golden Gate’s acquisition vehicle that was distributed on a confidential basis to potential lenders in connection with the syndication of such Bank Debt and (ii) hereby requests the return to the Company of such supplementally provided information. We note that the Jannarone story is based on a confidential source and therefore we cannot assure that the document provided is the same document.

August 28, 2014

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*                    *                     *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. If you have any further questions, please contact Joel H. Trotter at (202) 637-2165 or Jessica R. Munitz at (202) 637-3337 of Latham & Watkins LLP, counsel to the Company.

Very truly yours,

DARDEN RESTAURANTS, INC.

By:	/s/ Teresa M. Sebastian

Teresa M. Sebastian
Senior Vice President, General Counsel, Chief
Compliance Officer and Corporate Secretary

cc:	Sebastian V. Niles

Daniel A. Neff

Wachtell, Lipton, Rosen & Katz

David S. Dantzic

Joel H. Trotter

Jessica R. Munitz

Latham & Watkins LLP

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EXHIBIT A

Annotated Text of Jannarone Story

ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE

Fishy financial disclosure at Darden’s Red Lobster	As shown below, what is fishy here is the Jannarone story itself.

Call it a tale of two lobsters. Darden Restaurants has told shareholders that Red Lobster, the seafood chain it recently sold, smells like week-old fish.	The Company’s disclosure explained the strategic divergence necessitating the separation and described a bright future for both the standalone Red Lobster business and the Company over time after the business had a chance to recover: “While we are highly confident the future is bright for both Red Lobster and Darden excluding Red Lobster, we also recognize that the operating priorities, capital requirements, sales and earnings growth prospects, and volatility profiles of the two parts of the business are increasingly divergent. By establishing two independent companies, a separation will better enable the management teams of each company to focus their exclusive attention on their distinct value creation opportunities.” See Current Report on Form 8-K (filed Dec. 19, 2013) (emphasis added).

But to another group of investors, the restaurant chain was described as a tasty treat.	This statement refers to statements made in the Confidential Information Memorandum, a document intended for potential Red Lobster lenders. The Golden Gate CIM addresses Red Lobster’s prospects as a standalone business, rather than as an element of the Company’s portfolio. Furthermore, as discussed in greater detail below and in the comment response letter, the historical numbers on which the Golden Gate CIM is based are identical to those in the Company’s public filings. All Non-GAAP measures in the Golden Gate CIM are clearly reconcilable to the Company’s public disclosures.

Shortly after Darden announced a deal to sell Red Lobster to private equity firm Golden Gate Capital for $2.1 billion in May, the restaurant chain began to market a $425 million debt offering.	Golden Gate and its advisors — not the Company — sought to arrange and syndicate the Bank Debt financing for the acquisition.

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ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE

CNBC Digital has obtained a copy of a 74-page document related to the deal, which isn’t available on any public website and wasn’t distributed to Darden shareholders.	Golden Gate and its advisors prepared the Golden Gate CIM using confidential evaluation material obtained in connection with the acquisition and, under a customary provision in the Purchase Agreement, the Company agreed to furnish to the Buyer and its financing sources certain financial and other information “in connection with Buyer’s preparation of a customary bank book.”

The document originated with a debt investor source.	The Golden Gate CIM was provided to Jannarone in violation of legal obligations of confidentiality. Prospective sources of Bank Debt financing received the Golden Gate CIM from Golden Gate’s advisors under express obligations of confidentiality memorialized in the Golden Gate CIM.

The “Confidential Information Memorandum” said that Red Lobster’s profits peaked in 2011 and have since declined due to several factors, but the company believes the business will improve.

“The management team believes that each of these issues are temporary in nature, correctable, and that they have plans in place to return the business to historic levels of profitability,” the memorandum said.

The Company had also disclosed publicly that it expected the standalone Red Lobster business to have the potential for positive financial characteristics over time after the business had an opportunity to recover, including (i) “margin improvement opportunity and better unit productivity”; (ii) “strong and consistent annual free cash flow generation”; (iii) the possibility for “business transformation to drive more stable same-restaurant sales results” and (iv) expected “mid-to-high single digit operating income growth.” See Current Report on Form 8-K (filed Dec. 19, 2013).

The document is dated “June 2014,” when Red Lobster was still a unit of Darden. The Red Lobster sale didn’t close until July 28, when the debt deal was also completed.	Golden Gate and its advisors prepared the Golden Gate CIM using confidential evaluation material obtained in connection with the acquisition and, under a customary provision in the Purchase Agreement, the Company agreed to furnish to the Buyer and its financing sources certain financial and other information “in connection with Buyer’s preparation of a customary bank book.”

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ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE

The upbeat view on Red Lobster may come as a surprise to Darden shareholders.	The Company repeatedly disclosed the challenges facing the Red Lobster business and explained that Red Lobster’s best prospects for facing these challenges successfully would be on a standalone basis. As referenced above, the Company previously disclosed its own “upbeat view” on the potential for the standalone Red Lobster business to confront and overcome the challenges faced by the business over time.

When the Red Lobster sale was announced in May, Darden said it would “bolster the Company’s financial foundation” and allow it to focus on the Olive Garden restaurant chain.	In the same statement, the Company also disclosed that the sale “provides Red Lobster and its dedicated employees and leadership team with a partner who has a strong track record in the industry and is as equally dedicated to Red Lobster’s success” and quoted Golden Gate’s view that the Red Lobster business offered “significant opportunities for future growth” and for “the long-term success of Red Lobster.” Current Report on Form 8-K (filed May 16, 2014) (emphasis added).

After the deal closed several weeks later, Darden went a step further, suggesting it had rid itself of a business that wouldn’t improve anytime soon.

“Red Lobster’s business continued to decline through fiscal year end, and based on industry trends, the declines were expected to continue for an extended time,” the company said in a press release on August 4.

The company cited several “key reasons for long term structural decline in Red Lobster’s operations” including financial pressure on its customers, competition, and rising costs.

The Company identified challenges to the Red Lobster business as an element of the Company’s portfolio well before August 4. For example, in an investor presentation dated March 3, 2014 and filed under cover of Form 8-K, the Company stated that:

•    Red Lobster has more same-same restaurant sales volatility which adversely affects the Company’s overall performance;

•    Red Lobster currently puts downward pressure on the Company’s sales, earnings and margin growth, and an appropriate value creation strategy for Red Lobster would create additional pressure;

•    Red Lobster’s appropriate guest target is becoming increasingly different from the rest of the Company’s portfolio;

•    Olive Garden, Longhorn and SRG have a runway for future unit growth, but Red Lobster does not; and

•    Red Lobster’s same-restaurant sales results have increased the Company’s overall operating volatility

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Why would Darden’s management paint a bleaker picture of Red Lobster’s prospects than fellow executives who manage the restaurant?	No such thing occurred.

Activist shareholders Barington Capital and Starboard Value have said Darden rushed into a Red Lobster sale to prevent them from achieving their own goals.	Hardly “rushed,” the sale of Red Lobster was the culmination of a robust and deliberate process designed to maximize value and minimize risks associated with continuing to own the business, after a sustained decade-long period of declining trends at Red Lobster. The separation process began in early 2013, and the Company carefully examined alternative strategic, operational and financial alternatives before completing the sale in July 2014.

To convince shareholders Red Lobster should be sold, Darden may have underplayed its potential, Starboard has said.	The Company was not required to seek shareholder approval for the sale of Red Lobster.

“If management were truly interested in realizing the maximum value for Red Lobster’s business and assets, we would expect management to be publicly emphasizing the value inherent in the business and the promising turnaround opportunity, rather than focusing on the challenge it faces,” Starboard said in a letter to management in March.	The sale allowed the Company to monetize Red Lobster at an attractive price and avoided risk of further performance deterioration harming the Company and its shareholders, and Starboard’s claims completely ignore continuing negative operating trends that began well before Starboard made its investment.

Both activists suggested Darden could spin off the entire company’s real estate.

Without the Red Lobster property, there is far less opportunity to unlock value through a real estate deal, the activists have said.

Red Lobster REIT was not a viable tax-efficient alternative, and an expansive real estate process did not result in any tax-efficient proposals

In a statement, a Darden spokesman said: “The non-public document you reference and all estimates therein were prepared by Golden Gate Capital and Red Lobster as part of the debt financing efforts in connection with Golden Gate Capital’s acquisition of Red Lobster.

To the extent that they reference Red Lobster executives, those executives were working on behalf of Golden Gate Capital.

For the reasons described in the response letter above, the Company stands by these statements.

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“Indeed, the acquisition agreement with Golden Gate Capital specifically provides that Red Lobster’s management team, working with Golden Gate, would support the efforts to raise debt financing,” a spokesman continued.

“Any representation of this document as a Darden document or as Darden projections is factually inaccurate and misleading.”

For the reasons described in the response letter above, the Company stands by these statements.

Some corporate governance experts say Darden shareholders should have seen the information in the memorandum.	The Jannarone story quotes one professor, not multiple experts.

“Telling the shareholders one thing because they want them to sign off on a sale and telling debt investors another thing is problematic,” said Jill Fisch, a law professor specializing in corporate governance at the University of Pennsylvania.	First, shareholders were never asked to sign off on this sale. The statements in the Presentation were intended to explain in detail to shareholders why the Company believed that selling Red Lobster was in the Company’s best interest. Second, as discussed above, the non-GAAP metrics provided to shareholders and to prospective lenders were all based on identical historical EBITDA figures and clearly reconciled. Shareholders and lenders are different audiences with different interests, and the disclosures in the Presentation and the Golden Gate CIM were geared towards each one’s audience, but the disclosures were all consistent and easily reconcilable.

“If I were a shareholder I’d want to have this information.”	Information about an issuer is not necessarily material simply because a shareholder (or an academic commentator) would “want to have [the] information.” A fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available. TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976); see also Basic, Inc. v. Levinson, 485 U.S. 224 (1988). The Company respectfully submits that the Golden Gate CIM contained no material non-public information regarding the Company (either directly or as a result of additional information with respect to Red Lobster) because

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ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE
a reasonable investor would not regard such information, in isolation, as significantly altering the “total mix” of available information relating to the Company. Based on this objective test, materiality does not turn on a shareholder’s subjective desire for information. For example, although securities analysts generally seek a wide variety of information regarding a company, courts have repeatedly recognized that securities analysts routinely focus on information that is immaterial when considered in isolation by a reasonable investor. See Elkind v. Liggett & Myers, Inc., 635 F.2d 156, 165 (2d Cir. 1980) (noting that a “skilled analyst with knowledge of the company and the industry” may take interest in “inconsequential data” regarding an issuer). As the Staff is aware, an analyst’s job is to assemble data that is “inconsequential” from the perspective of a reasonable investor. The Company respectfully submits that it has previously disclosed all material information regarding the Red Lobster business and that the information contained in the Golden Gate CIM provided to prospective Bank Debt lenders did not significantly alter the total mix of available information relating to the Company.

Moreover, Fisch said there’s no real distinction between Red Lobster management and Darden management as long they were part of the same company.	Although Red Lobster management remained part of the Company at the time that the Golden Gate CIM was distributed, the presentation of financial information in the Golden Gate CIM was prepared by Deutsche Bank not only based on the information provided by Red Lobster management (which it is obligated to provide under the Purchase Agreement) but also based on Golden Gate’s plans for Red Lobster following the sale. As a result, the disclosure in the Golden Gate CIM necessarily represents Golden Gate’s assumptions regarding the anticipated future results of Red Lobster.

The memorandum goes into a detailed analysis of factors that can help Red Lobster’s business improve, such as a decline in various input costs, along with a reduction of complimentary meals.	The Company has consistently recognized that the CEO-elect of Red Lobster was working on a turnaround plan for Red Lobster as a standalone business that the Company hoped would be successful.

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“The Red Lobster management team believes that the identified cost savings are a conservative estimate of true potential with additional upside above identified opportunities,” the memorandum says.	Nevertheless, even if cost savings could be recognized by Red Lobster as a standalone business, Red Lobster as an element of the Company’s portfolio was an underperformer and was mismatched with the Company’s other brands.

Those benefits lead to a much rosier profit outlook than Darden investors had been told to expect.	This is incorrect on its face. Neither the Golden Gate CIM nor the Company’s historical disclosures provide projections of profit outlooks.

Specifically, the memorandum estimates the company’s earnings before interest, taxes, depreciation, and amortization (ebitda) can be $150 million after it addresses some low-hanging fruit.	The Golden Gate CIM did not estimate that Red Lobster’s earnings “can be” anything. Rather, the Golden Gate CIM calculated an adjusted EBITDA figure to illustrate how fiscal year 2014 adjusted EBITDA could have looked if anticipated future expenses and cost efficiencies are applied to historical data on a pro forma basis.

That compares with an “unadjusted” ebitda level of $125 million for fiscal 2014, which ended in May.	The $125 million disclosed in the Golden Gate CIM was not “unadjusted.” Regardless of the label used to describe the metric, the reconciliation provided on page 72 of the Golden Gate CIM makes clear that the $125 million was adjusted to take into account certain non-cash and normalizing adjustments intended to present prospective lenders with an understanding of the potential free cash flow of Red Lobster.

The memorandum said Red Lobster can be even more profitable, reaching a target ebitda of $200 million as the company realizes further cost savings.	The Golden Gate CIM fails to specify a time horizon by which Red Lobster could be expected to realize these further costs savings. Indeed, the $200 million number is merely a “target” and not a projection.

Darden shareholders, meanwhile, were told that Red Lobster’s profit was in decline with no sign of improvement.	In the Presentation, the Company provided shareholders with its rationale for selling, rather than retaining, Red Lobster. The Company set forth specific historical trends that presented challenges for Red Lobster and highlighted how this actual historical performance made Red Lobster a less attractive member of the Company’s portfolio.

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ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE

In Darden’s Aug. 4 presentation, it said Red Lobster “was expected to have less than $100 million of ebitda as of the transaction close.”	First, the Jannarone story fails to quote the first part of the quotation, which clarifies that the $100 million is net of the anticipated sale-leaseback rent expense. Second, as discussed above, this EBITDA figure is derived from the Company’s publicly disclosed fiscal year 2014 EBITDA and is consistent with non-GAAP figures presented in the Golden Gate CIM.

Darden went on to say that “given deteriorating trends at Red Lobster and multiple turnaround attempts, the divestiture is projected to be medium and long-term accretive.”	This statement simply asserts that the Company expected that its own results would benefit by selling Red Lobster but does not address Red Lobster’s ability as a standalone company to address challenging trends.

The difference in outlooks is critical because a higher level of ebitda would likely mean a greater contribution to Darden’s profits if Red Lobster had remained part of the company.

The statements in the Golden Gate CIM about Red Lobster’s potential clearly assumed that Red Lobster would operate on a standalone basis. The Company’s own statements demonstrate the Company expected Red Lobster to be better positioned to confront these challenges on a standalone basis than as an element of the Company’s portfolio.

Furthermore, as the discussion of anticipated efficiencies in the Golden Gate CIM makes clear, the pro forma adjustments in the Golden Gate CIM are based on Golden Gate’s plans for Red Lobster going forward. It is logically flawed to assume that Red Lobster’s potential as a standalone company, with all the consequent flexibility that status suggests, would translate to the Company’s income statement on a one-to-one basis.

Similarly, investors might have hoped for Darden to sell Red Lobster for a higher price if its prospects had become rosy.	As the Presentation makes clear, Red Lobster’s recent sales erosion made it imperative for the Company to sell Red Lobster at that time. If another quarter passed with decreasing sales, Red Lobster’s trailing twelve months sales would have decreased, which would have made it harder for a prospective buyer to finance the acquisition and which would have decreased a prospective buyer’s offering price. The Company’s priority was focusing management’s energy on the high performing brands in its portfolio, rather than the underperforming Red Lobster with resultant erosion in the rest of the portfolio.

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The memorandum also raises questions about Darden’s disclosure.	As discussed below, the Company disagrees.

Listed companies commonly communicate with select groups of investors, but normally need to make disclosures “promptly” if any nonpublic information is disclosed, according to a Securities and Exchange Commission rule known as Regulation FD.	First, Regulation FD carves out selective disclosure of material non-public information to individuals who have a duty of confidentiality or who expressly agree to keep confidential the disclosure. Recipients of the Golden Gate CIM agreed to keep its contents confidential and, as such, disclosure to the recipients of the Golden Gate CIM did not violate Regulation FD. Second, as explained in the letter in the Golden Gate CIM signed by Bill Lambert, the Golden Gate CIM did not contain any material, non-public information.

The rule applies if selectively-disclosed information is material to a company’s financial condition.	The rule does not restrict disclosures made under obligations of confidentiality.

The memorandum contains a letter dated June 25 from Red Lobster to Deutsche Bank, the deal underwriter, stating that the information it provided is “either (i) publicly available or (ii) not material (although it may be sensitive and proprietary).”	The Company stands by this representation.

Darden wasn’t required to seek shareholder approval for the Red Lobster sale.	Under Florida law shareholder approval was not required for the Red Lobster sale.

Starboard, which owns 8.8 percent of Darden shares, attempted to put the matter to shareholder vote and told the company it had secured enough shareholder support to call a meeting.	Following extensive deliberation by the Board of Directors of the Company as to whether the transaction should be delayed until after a shareholder vote, the Board concluded that it would have been virtually impossible to restart the sales process months later with the same momentum, if at all, particularly given Red Lobster’s declining performance. The Company sought to negotiate a shareholder approval condition in the sale agreement and was unable to do so. Exercising their reasonable business judgment, the board ultimately concluded that in light of the risk of not completing a deal or of completing one at significantly inferior economic terms, it was in the best interest of the Company and its shareholders to approve the transaction without a shareholder vote condition.

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ASSERTIONS IN JANNARONE STORY	COMPANY RESPONSE

The activists have criticized the Red Lobster sale since the deal.

In May, Barington said the deal “severely undervalues Red Lobster” and “does not retain future upside for shareholders.”

Numerous analysts disagree:

“The 9x EBITDA valuation for the trailing 12 months through February still represents a reasonable deal for DRI, in our view, while providing an opportunity for DRI to (1) strengthen its balance sheet; and (2) turn operational focus toward turning around operations at the flagship Olive Garden concept.” — Miller Tabak & Co. (May 16, 2014)

“We recognize [the Red Lobster sale] as a positive development for Darden, allowing management to … jettison its struggling Red Lobster division for what appears to be a fair price (quoted at ~9x Red Lobster trailing 12 month EBITDA).” — Wunderlich Securities (May 16, 2014)

“Darden rids itself of its most troubled business. And, the sale price is about what the Street was expecting.” — Janney Montgomery Scott LLC (May 16, 2014)

“We believe Darden received a fair price for the Red Lobster business, comparable with similar restaurant transactions and slightly above our estimated stand-alone valuation.” — Telsey Advisory Group (May 19, 2014)

Starboard said on July 15 that the company “decided unilaterally to sell Red Lobster at a fire sale price.”	As discussed above, Red Lobster’s sales erosion indicated that selling Red Lobster at the time the Company did would yield a higher sale price than it would have received if it waited to sell the business. As also discussed above, the Company was not required under Florida law to seek the approval of its shareholders prior to selling Red Lobster.

Some Wall Street analysts have also criticized Darden for its move.	As indicated below, many other analysts recognized the value the Company achieved with the Red Lobster sale.

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“Management’s decision to ignore shareholder concerns and go forth with an undervalued sale of Red Lobster as opposed to waiting for operations to improve or entertain monetization without fully disposing the brand during a depressed earnings period will likely result in meaningful changes at the board level and among senior management,” Buckingham Research analyst Matthew DiFrisco wrote in a May investor note.

“The 9x EBITDA valuation for the trailing 12 months through February still represents a reasonable deal for DRI, in our view, while providing an opportunity for DRI to (1) strengthen its balance sheet; and (2) turn operational focus toward turning around operations at the flagship Olive Garden concept.” — Miller Tabak & Co. (May 16, 2014)

“We recognize [the Red Lobster sale] as a positive development for Darden, allowing management to … jettison its struggling Red Lobster division for what appears to be a fair price (quoted at ~9x Red Lobster trailing 12 month EBITDA).” — Wunderlich Securities (May 16, 2014)

“Darden rids itself of its most troubled business. And, the sale price is about what the Street was expecting.” — Janney Montgomery Scott LLC (May 16, 2014)

“We believe Darden received a fair price for the Red Lobster business, comparable with similar restaurant transactions and slightly above our estimated stand-alone valuation.” — Telsey Advisory Group (May 19, 2014)